SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 13, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
	$	$	$	$
Sales (i)	187,109	186,835	187,370	195,120
Cost of sales	158,742	159,370	164,604	169,433
Gross Profit	28,367	27,465	22,766	25,687

Selling, general and administrative Expenses (i)	16,676	18,321	18,729	21,399
Stock-based compensation expense	533	454	454	453
Research and development	1,161	1,025	1,406	1,523
Financial expenses	5,892	6,294	5,871	6,762
Manufacturing facility closures, strategic alternatives and other charges	4,415	2,369	10,095	16,037
Impairment of goodwill				120,000
	28,677	28,463	36,555	166,174

Earnings (loss) before income taxes	(310)	(998)	(13,789)	(140,487)
Income taxes (recovery)	7,768	(428)	1,399	(17,154)
Net earnings (loss)	(8,078)	(570)	(15,188)	(123,333)

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.20)	(0.01)	(0.37)	(3.01)
Cdn GAAP - Diluted – US $	(0.20)	(0.01)	(0.37)	(3.01)
US GAAP – Basic – US $	(0.20)	(0.01)	(0.37)	(3.01)
US GAAP – Diluted – US $	(0.20)	(0.01)	(0.37)	(3.01)

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,940	40,986,940	40,986,057	40,986,057
Cdn GAAP – Diluted	40,986,940	40,986,940	40,986,057	40,986,057
US GAAP – Basic	40,986,940	40,986,940	40,986,057	40,986,057
US GAAP – Diluted	40,986,940	40,986,940	40,986,057	40,986,057

	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	$	$	$	$
Sales (i)	217,687	212,108	215,112	194,480
Cost of sales	182,534	178,122	176,927	159,449
Gross Profit	35,153	33,986	38,185	35,031

Selling, general and administrative Expenses (i)	21,525	23,250	22,507	19,273
Stock-based compensation expense	590	525	488	485
Research and development	1,662	1,680	1,257	1,233
Financial expenses	6,396	6,717	6,655	5,577
Manufacturing facility closures, strategic alternatives and other charges	32,423	17,502	(760)	385
Impairment of goodwill	-	-	-	-
	62,596	49,674	30,147	26,953

Earnings (loss) before income taxes	(27,443)	(15,688)	8,038	8,078
Income taxes (recovery)	(9,260)	(5,699)	(1,689)	1,479
Net earnings (loss)	(18,183)	(9,989)	9,727	6,599

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.44)	(0.24)	0.24	0.16
Cdn GAAP – Diluted – US $	(0.44)	(0.24)	0.24	0.16
US GAAP – Basic – US $	(0.44)	(0.24)	0.24	0.16
US GAAP – Diluted – US $	(0.44)	(0.24)	0.24	0.16

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,985,440	40,964,630	41,039,278	41,205,555
Cdn GAAP – Diluted	40,985,440	40,964,630	41,157,568	41,337,378
US GAAP – Basic	40,985,440	40,964,630	41,039,278	41,205,555
US GAAP – Diluted	40,985,440	40,964,630	41,157,568	41,337,378

(i) Sales and selling, general and administrative expenses have been reclassified as a result of the Company adopting EIC Abstract No.156 during the year ended December 31, 2006.

August 13, 2007

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months and six months ended June 30, 2007. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

At the annual and special meeting of shareholders held on June 28, 2007, shareholders rejected, by a vote of approximately 70%, a special resolution providing for the sale of all of the outstanding common shares of Intertape Polymer Group Inc. (“the Company” or “IPG”). At that same meeting, shareholders also elected the Company’s Board of Directors for the coming year.  The Board appointed Melbourne F. Yull, the founder of the Company, as Executive Director. Mr. Yull is focusing on securing the required banking and financial arrangements to establish a solid foundation for the Company going forward. Additional priorities being addressed are identifying opportunities to further lower working capital requirements as well as new cost reduction initiatives. This process is well underway. Mr. Yull is also committed to restoring employee morale and customer relations, two areas which suffered as a result of the uncertainties surrounding the Company’s future direction, created by the strategic alternatives process. This integrated program is designed to provide a platform from which a new CEO will be able to move the Company forward.

The Board, along with Management have taken steps to further strengthen the Company for the future. On August 9,

2007 the Company filed a final prospectus in both Canada and the United States in connection with a shareholder rights offering, which, if fully subscribed, will provide the Company with approximately $86.3 million in additional equity funding.  The Company has firm commitments from several major shareholders and senior officers, including one former senior officer, that guarantee that the rights offering will yield the Company gross proceeds of at least $62.6 million.  The Company intends to use the proceeds from the rights offering to reduce its long-term debt.  The rights offering is expected to be completed during September 2007.

The Company will record a non-cash charge in the third quarter of 2007 expensing that portion of the deferred debt issue expenses relating to the debt being retired with the proceeds of the rights offering. The expected charge will be approximately $1.4 million assuming debt retirement of $62.6 million. The charge will be proportionately higher if the proceeds from the rights offering permit the Company to reduce debt further.

Net loss for the three months ended June 30, 2007 was $8.1 million, as compared to a net loss of $18.2 million for the same period in 2006.  Net loss for the six months ended June 30, 2007 totaled $8.6 million compared to a net loss of $28.2 million for the same period in 2006.  Pretax earnings before manufacturing facility closure, strategic alternatives and other charges for the three months ended June 30, 2007 totaled $4.1 million, a substantial improvement compared to $1.4 million for the three months ended March 31, 2007. The pretax earnings on the same basis for the three months ended June 30, 2006 totaled $5.0 million.

The three months ended June 30, 2007 represents the second consecutive quarter of improvement in the Company’s business.  The adjusted EBITDA for the second quarter of 2007 was $18.4 million, the highest level of adjusted EBITDA since the second quarter of 2006, when the Company reported $19.5 million.  A recap of recent Adjusted EBITDA performance is as follows:

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
For the three months ended,	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$	$	$
Net loss – as reported	(8.1)	(0.6)	(15.2)	(123.3)	(18.2)	(10.0)
Add back (deduct): Financial expenses, net of amortization	5.5	6.0	5.5	6.5	6.0	6.4
Income taxes (recovery)	7.8	(0.4)	1.4	(17.2)	(9.3)	(5.7)
Depreciation and amortization	8.8	9.0	9.4	9.7	8.6	8.8
EBITDA	14.0	14.0	1.1	(124.3)	(12.9)	(0.5)
Manufacturing facility closures, strategic alternatives and other charges	4.4	2.4	10.1	16.0	32.4	17.5
Impairment of goodwill				120.0
Adjusted EBITDA	18.4	16.4	11.2	11.7	19.5	17.0

The second quarter performance also reflects a 12.2% improvement over the adjusted EBITDA of $16.4 million reported in the first quarter of 2007 and a 64.3% improvement over the adjusted EBITDA of $11.2 million reported for the fourth quarter of 2006.  Management and the Board of Directors believe the Company is well positioned for the future, having substantially reduced its cost base in the past year.  This improvement is evidenced by the fact that the second quarter of 2007 adjusted EBITDA of $18.4 million was achieved with $30.6 million less sales than the level needed to generate the second quarter 2006 adjusted EBITDA of $19.5 million.  Adjusted EBITDA margin for the second quarter of 2007 was 9.8% compared to 9.0% in the second quarter of 2006.

The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, strategic alternatives and other charges.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and, therefore, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented.  A reconciliation of the Company’s adjusted EBITDA to net earnings is included herein.

During the second quarter of 2007, IPG recorded manufacturing facility closures, strategic alternatives and other charges of $4.4 million, substantially all of which related to the recently concluded strategic alternatives process.  This process culminated on May 1, 2007, when the Company entered into a definitive agreement providing for the sale of all of the Company’s outstanding common shares at a price of $4.76 per share.  As discussed above, the sale transaction was rejected by the Company’s shareholders in June 2007.

During the second quarter of 2006, IPG recorded manufacturing facility closures, strategic alternatives and other charges of $32.4 million.  Included in the $32.4 million total is $1.7 million of costs related to the plant closures in Brighton, Colorado and Piedras Negras, Mexico.  In addition to the $1.7 million in manufacturing facility closures, the Company also recorded $30.7 million in other charges in the quarter ended June 30, 2006 related to the retirement of the Company’s CEO, certain cost reduction initiatives, business reengineering within the Company’s consumer and carton sealing tape businesses, the sales of previously closed manufacturing facilities, environmental remediation at another previously closed manufacturing facility, certain bank loan amendment fees and the charge-off of previously capitalized legal costs that the Company determined were no longer recoverable.

Except as discussed under the captions “Sales” and “Gross Profit and Gross Margin” below, economic and industrial factors during the first half of 2007 were substantially unchanged from December 31, 2006.

RESULTS OF OPERATIONS

SALES

The Company has experienced declining sales for the last four quarters.  The decline in the sale of North American tape products described below is in part the result of the uncertainties surrounding the Company since the retirement of the former CEO in the second quarter of 2006 and the subsequent announcement of the strategic alternatives process in October 2006.  As previously explained, one of the key mandates of the former CEO in his current capacity as Executive Director is to restore customer confidence and regain sales lost during this period.

Sales for the second quarter of 2007 were $187.1 million, a slight improvement over sales for the first quarter of 2007 of $186.8 million. Sales for the second quarter of 2007 decreased 14.0% from the second quarter of 2006 sales of $217.7 million.  This decrease includes a 12.1% decrease in sales volume with the balance of the decline being attributable to selling price decreases. The decrease in sales is primarily attributable to a decline in commercial activity within key markets for the Company’s engineered coated products, including the residential construction market, a decline in the sale of North American tape products, and consumer customer account rationalization.

Sales for the first six months of 2007 were $373.9 million compared to $429.8 million for the same period in 2006, a decrease of 13.0%.  This decrease includes a 10.9% decline in sales volume with the balance of the decline attributable to selling price decreases.  The sales volume decline for the first six months of 2007 compared to the first six months of 2006 is due to the same factors cited above.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2007 totaled $28.4 million at a gross margin of 15.2%, as compared to gross profit of $35.2 million for the second quarter of 2006 at a gross margin of 16.2%. The margin decline in 2007 compared to 2006 is due to declining year over year sales volumes and competitive pressures resulting in compressed margins. Gross margins for the second quarter of 2007 improved over first quarter gross margins of 14.7% due to lower cost raw materials, improved material utilization and reduced manufacturing expenses.

The gross profit and gross margin for the first six months of 2007 were $55.8 million and 14.9% respectively, compared to $69.1 million and 16.1% for the first six months of 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $16.7 million for the second quarter of 2007 (8.9% of sales), compared to $21.5 million for the second quarter of 2006 (9.9% of sales).   The SG&A expenses for the six months ended June 30, 2007 were $35.0 million (9.4% of sales) compared to $44.8 million (10.4% of sales) for the same period in 2006.  The decrease in SG&A for the second quarter of 2007 compared to the second quarter of 2006 is a result of the cost reduction initiatives the Company began in the second half of 2006.  The SG&A expenses for the first six months of 2007 were approximately $9.8 million lower than the first six months of 2006 due to these same cost reduction initiatives.

Included in SG&A expenses are the costs the Company incurred as a consequence of being a public company.

These costs totaled $0.3 million and $1.1 million for the three and six months ended June 30, 2007 compared to $1.0 million and $1.8 million for the three and six months ended June 30, 2006. The lower public company costs in 2007 compared to 2006 is due to the high initial cost in 2006 of complying with the Sarbanes-Oxley (SOX) mandated internal controls certification.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the second quarter of 2007 was $0.5 million compared to $0.6 million in the second quarter of 2006.  For the first six months of 2007, SBC was $1.0 million compared to $1.1 million for the comparable period in 2006.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including because its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and SBC.

Operating Profit Reconciliation (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Gross Profit	28.4	35.2	55.8	69.2
Less: SG&A Expense	16.7	21.5	35.0	44.8
Less: SBC	0.5	0.6	1.0	1.1
Operating Profit	11.2	13.1	19.8	23.3

Operating profit was $11.2 million for the second quarter of 2007, compared to $13.1 million for the second quarter of 2006. Lower gross profits in 2007 were offset by decreased SG&A expenses. Operating profit for the six months ended June 30, 2007 totaled $19.8 million compared to $23.3 million for the six months ended June 30, 2006.  The decrease in operating profits for the first six months of 2007 compared to the first six months of 2006 is due to the lower gross margins in 2007 mitigated by the decreased SG&A expenses in the first half of 2007 compared to the first half of 2006.

By substantially reducing costs, the Company has improved operating profits during recent quarters, approaching levels achieved in early 2006, as demonstrated by the following recap of operating profit for the trailing six quarters:

Operating Profit Reconciliation (in millions of US dollars)
For the three months ended,	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$	$	$
Gross Profit	28.4	27.5	22.8	25.7	35.2	34.0
Less: SG&A Expense	16.7	18.3	18.7	21.4	21.5	23.3

Less: SBC	0.5	0.5	0.5	0.5	0.6	0.5
Operating Profit	11.2	8.7	3.6	3.8	13.1	10.2

FINANCIAL EXPENSES

Financial expenses for the second quarter of 2007 were $5.9 million compared to $6.4 million in the second quarter of 2006, a 7.9% decrease. Financial expenses for the first six months of 2007 were $12.2 million compared to $13.1 million for the same period in 2006, a decrease of 7.1%.  The decrease in financial expenses is due to (i) higher interest income in the first quarter, prior to the March 30, 2007 $15.6 million principal reduction on the Company’s long-term debt,  (ii) lower interest expense in the second quarter of 2007 due to the reduced debt level of the Company, (iii) foreign exchange gains throughout the first half of 2007 due to the stronger Canadian dollar relative to the US dollar and, (iv) increased non-operating income.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, strategic alternatives and other charges.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and, therefore, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Net loss – as reported	(8.1)	(18.2)	(8.6)	(28.2)
Add back (deduct): Financial expenses, net of amortization	5.5	6.0	11.5	12.4
Income taxes (recovery)	7.8	(9.3)	7.3	(15.0)
Depreciation and amortization	8.8	8.6	17.8	17.5
EBITDA	14.0	(12.9)	28.0	(13.3)
Manufacturing facility closures, strategic alternatives and other charges	4.4	32.4	6.8	49.9
Adjusted EBITDA	18.4	19.5	34.8	36.6

As highlighted in the section entitled “Overview”, the Company’s adjusted EBITDA for the three months ended June 30, 2007 is the highest level of adjusted EBITDA since the second quarter of 2006.

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company previously implemented.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.

For the six months ended June 30, 2007, the Company recorded income tax expense of approximately $7.3 million despite a pretax loss of $1.3 million. Due to continuing softness in some of the key markets served by the Company’s engineered coated products, the Company expects that certain Canadian net operating losses scheduled to expire in 2008 will likely not be utilized. Consequently, the Company has recorded a $6.3 million increase in its income tax asset valuation allowance in the second quarter, thereby reducing the value of its future income tax assets. The Company also incurred substantial nondeductible expenses associated with the strategic alternatives process. The Company’s estimated effective income tax rate for the six months ended June 30, 2006 was approximately 34.7%.

NET EARNINGS

Net loss for the second quarter of 2007 was $8.1 million or $0.20 per share, both basic and diluted, compared to a loss of $18.2 million or $0.44 per share, both basic and diluted, for the second quarter of 2006. Excluding the effects of the $6.3 million increase in the income tax valuation allowance discussed above, the Company’s adjusted net earnings during the second quarter of 2007 would have been a profit of $0.05 per share, both basic and diluted.  This compares favorably with the adjusted net earnings for the three months ended March 31, 2007 of $0.02 per share, both basic and diluted. Net loss for the six months ended June 30, 2007 totaled $8.6 million or $0.21 per share, both basic and diluted, compared to a net loss of $28.2 million for the same period in 2006.

 Excluding manufacturing facility closures, strategic alternatives and other charges and related taxes, adjusted net earnings for the three months ended June 30, 2007 was a loss of $4.3 million or $0.10 per share, both basic and diluted and a loss of $3.3 million or $0.08 per share, both basic and diluted, for the six months ended June 30, 2007. The second quarter of 2007 adjusted net earnings loss of $0.10 per share is attributable to higher than normal income tax expense discussed above.

Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures costs each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings to net earnings is set out in the table below:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Net loss – as reported	(8.1)	(18.2)	(8.6)	(28.2)
Add back: Manufacturing facility closures, strategic alternatives and other charges (net of tax)	3.8	21.3	5.3	32.4
Adjusted Net Earnings	(4.3)	3.1	(3.3)	4.2
Earnings (loss) per share:
Basic – as reported	(0.20)	(0.44)	(0.21)	(0.69)
Basic – adjusted	(0.10)	0.08	(0.08)	0.10
Diluted – as reported	(0.20)	(0.44)	(0.21)	(0.69)
Diluted – adjusted	(0.10)	0.08	(0.08)	0.10

COMPREHENSIVE INCOME

Comprehensive income is comprised of net earnings and other comprehensive income. For the three and six months ended June 30, 2007, comprehensive income was $6.3 million and $7.6 million respectively, compared to a loss for the three and six months ended June 30, 2006 of $10.6 million and $19.6 million, respectively. Comprehensive income for the three and six months ended June 30, 2007 includes $13.9 million and $16.0 million respectively, of change in accumulated currency translation adjustments. The favorable change in accumulated currency translation adjustments is attributable to the strengthening of the Canadian dollar relative to the US dollar in 2007, particularly in the second quarter.

FINANCIAL POSITION

Trade receivables increased $9.4 million between December 31, 2006 and June 30, 2007. The increase is primarily due to the higher level of sales for the month of June 2007 compared to the month of December 2006.  Inventories increased by $11.8 million between December 31, 2006 and June 30, 2007. All classes of inventory increased from year-end with the most significant increase being in finished goods inventories. The Company built finished goods inventories in anticipation of the summer plant maintenance shutdowns. Current liabilities, excluding current installments on long-term debt, increased by $22.5 million between December 31, 2006 and June 30, 2007. The increase is due to a $5.0 million increase in borrowings under the Company’s revolving credit facilities and increases in accounts payable and accrued liabilities of $17.5 million. The increase in accounts payable and accrued liabilities is due to the increased inventory investment described above, the second quarter cash demands placed on the Company by the strategic alternatives process and the normal recurring accruals.

The Company’s capital expenditures for the first six months of 2007 totaled $8.9 million compared to $14.0 million for the first six months of 2006.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements except for the interest rate swap contracts and letters of credit issued and outstanding, which we discussed in the section entitled “Bank Indebtedness and Credit Facilities”. The Company is not a party to any material related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $6.0 million for the second quarter of 2007 compared to $0.7 million for the second quarter of 2006. Changes in non-cash working capital items used $0.1 million in cash flows for the three months ended June 30, 2007 compared to providing $13.3 million in cash flows during the same three month period in 2006.

The increase in the Company’s cash flow from operating activities before changes in non-cash working capital items in the second quarter of 2007 compared to the second quarter of 2006 results from the greater cash requirements of the strategic alternatives and other charges in the second quarter of 2006 (approximately $12.9 million) compared to the second quarter of 2007 (approximately $4.4 million).  The cash flows from changes in non-cash working capital items in the second quarter of 2006 were primarily the result of a $10.0 million decrease in the Company’s inventory levels between March 31, 2006 and June 30, 2006, the collection of the insurance proceeds related to the boiler explosion that occurred in March 2005 and the increase in accounts payable and accrued expenses during that same period.

Cash from operations before changes in non-cash working capital items was $13.8 million for the six months ended June 30, 2007 and $10.3 million for the six months ended June 30, 2006.  Changes in non-cash working capital items used $1.6 million in cash flows for the six months ended June 30, 2007 compared to providing $10.0 million in cash during the same six month period in 2006.   In 2006, the changes in non-cash working capital items for the six month period ended June 30 were principally impacted by declines in inventories as discussed above and the reduction in other assets and receivables attributable to the collection of the insurance proceeds related to the March 2005 boiler explosion.

Cash flows used in investing activities were $3.0 million in the second quarter of 2007 and $8.2 million for the six months ended June 30, 2007.  This compares to $10.4 million and $16.4 million, respectively, in cash flows used in investing activities in the second quarter of 2006 and the six months ended June 30, 2006. The decrease in cash flows used in investing activities for the three and six month periods in 2007 compared to the corresponding periods in 2006 was due to the lower levels of capital expenditures for property, plant and equipment in 2007 and the 2006 costs incurred by the Company in anticipation of the sale of its combined coated products operations and flexible intermediate bulk container business through an initial public offering, which was not consummated.

The Company increased total indebtedness during the three months ended June 30, 2007 by $1.6 million compared to decreasing total indebtedness by $5.9 million during the three months ended June 30, 2006.  Total indebtedness decreased during the six months ended June 30, 2007 by $12.5 million and decreased by $6.4 million during the six months ended June 30, 2006.  The decrease in indebtedness in 2007 and 2006 was the result of working capital management providing additional cash to reduce debt.

The Company’s cash liquidity is influenced by several factors, the most significant of which is the Company’s level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. Currently, the Company is not pre-buying raw material inventories. The Company believes that it has the ability to generate sufficient working capital, both long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year Revolving Credit Facility available in US dollars and a US$10.0 million five-year Revolving Credit Facility available in Canadian dollars. At June 30, 2007, the Company had borrowed $8.5 million under its US$65.0 million Revolving Credit Facility, including $3.5 million in letters of credit.  At December 31, 2006, $2.5 million had been borrowed under the Revolving Credit Facilities all of which was outstanding letters of credit. Due to certain covenant restrictions as at June 30, 2007, the Company had access to $22.6 million of its $75.0 million revolving credit facility. When added with the cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $32.0 million at June 30, 2007 compared to $41.3 million at December 31, 2006.

On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of the strategic alternatives process, which totaled approximately $6.2 million since October 2006.  The Company paid a fee to its lenders of approximately $2.3 million that will be amortized over the remaining term of the related credit facilities.  The amendment results in a 150 basis point increase in the loan premium owed under both the Company’s Term Loan B and its Revolving Credit Facility.  Additionally, the amendment reduces the Company’s maximum Revolving Credit Facility from $75.0 million to $60.0 million.

CONTRACTUAL OBLIGATIONS

At June 30, 2007, there were no material changes in the contractual obligations set forth in the Company’s 2006 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at June 30, 2007 there were 40,986,940 common shares of the Company outstanding.

During the first six months of 2006, employees exercised 27,866 stock options with an aggregate exercise price of $130,305. No stock options were exercised during the first six months of 2007.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2006 can be found in the Company’s 2006 Annual Report and have not materially changed since that date.

CHANGE IN ACCOUNTING POLICIES

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530, describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale items and the unrealized gains or losses on hedging items.

Section 3855, describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3865, describes when and how hedge accounting may be applied.  Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between the changes in the fair value of a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statements of earnings.  It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period.

Note 2 to the consolidated financial statements, included hereafter, provides a description and impact on the consolidated financial statements resulting from the changes in accounting policies discussed herein.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Executive Director and the Vice President, Finance that, among other things, report on the design and effectiveness of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with Canadian GAAP in its financial statements. The Executive Director and the Vice President, Finance of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No such changes were identified through their evaluation.

 All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect management’s current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to restrictions and limitations placed on the Company by its debt instruments, the operating uncertainties associated with not having a permanent CEO, the results of the rights offering and the standby purchase agreements, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, international risks including exchange rate fluctuations, trade disruptions, and political instability in foreign markets in which the Company operates or acquires raw materials, and the availability and price of raw materials, and such other matters as contained in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA, and adjusted net earnings. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Six months
	2007	2006	2007	2006
	$	$	$	$

Sales	187,109	217,687	373,944	429,795
Cost of sales	158,742	182,534	318,112	360,656
Gross profit	28,367	35,153	55,832	69,139

Selling, general and administrative expenses	16,676	21,525	34,997	44,775
Stock-based compensation expense	533	590	987	1,115
Research and development	1,161	1,662	2,186	3,342
Financial expenses	5,892	6,396	12,186	13,113
Manufacturing facility closures, strategic alternatives and other charges (Note 6)	4,415	32,423	6,784	49,925
	28,677	62,596	57,140	112,270
Loss before income taxes	(310)	(27,443)	(1,308)	(43,131)
Income taxes (recovery) (Note 7)	7,768	(9,260)	7,340	(14,959)
Net loss	(8,078)	(18,183)	(8,648)	(28,172)

Loss per share
Basic	(0.20)	(0.44)	(0.21)	(0.69)

Diluted	(0.20)	(0.44)	(0.21)	(0.69)

Consolidated Retained Earnings (Deficit)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	(59,659)	97,172	(59,532)	107,161
Adjustment to beginning balance as a result of changes in accounting policies (Note 2)			443
Adjusted balance, beginning of period	(59,659)	97,172	(59,089)	107,161
Net loss	(8,078)	(18,183)	(8,648)	(28,172)
Balance, end of period	(67,737)	78,989	(67,737)	78,989

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Statement of Comprehensive Income

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period	(8,078)	(18,183)	(8,648)	(28,172)
Other comprehensive income:
Change in fair value of interest rate swap agreements (net of income tax expense of $130 for the three months ended June 30, 2007 and net of income tax recovery of $31 for the six months ended June 30, 2007)	504		230
Change in accumulated currency translation adjustments	13,872	7,573	16,002	8,620
Other comprehensive income for the period	14,376	7,573	16,232	8,620
Comprehensive income (loss) for the period	6,298	(10,610)	7,584	(19,552)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,354	17,299
Trade receivables, net of allowance for doubtful accounts of $6,496 ($6,457 in December 2006)	106,569	97,199
Other receivables	1,454	1,900
Inventories	87,222	75,379
Parts and supplies	12,892	12,090
Prepaid expenses	3,619	3,912
Future income taxes	13,689	13,689
	234,799	221,468
Property, plant and equipment	321,684	322,867
Other assets	23,966	26,901
Future income taxes	52,814	57,404
Goodwill	67,190	63,746
	700,453	692,386
LIABILITIES
Current liabilities
Bank indebtedness	5,000
Accounts payable and accrued liabilities	98,958	81,467
Installments on long-term debt	3,533	19,743
	107,491	101,210
Long-term debt	302,479	310,734
Pension and post-retirement benefits	6,613	6,724
	416,583	418,668
SHAREHOLDERS’ EQUITY
Capital stock	287,323	287,323
Contributed surplus	10,773	9,786
Deficit	(67,737)	(59,532)
Accumulated other comprehensive income (Note 9)	53,511	36,141
	(14,226)	(23,391)
	283,870	273,718
	700,453	692,386

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2007	2006	2007	2006
OPERATING ACTIVITIES	$	$	$	$
Net loss	(8,078)	(18,183)	(8,648)	(28,172)
Non-cash items
Depreciation and amortization	8,540	8,634	17,250	17,483
Amortization of debt issue expenses	228		477
Loss on disposal of property, plant and equipment	93	165	152	165
Other non-cash charges in connection with facility closures, strategic alternatives and other charges		19,547		35,664
Future income taxes	7,305	(9,555)	6,703	(15,470)
Stock-based compensation expense	533	590	987	1,115
Pension and post-retirement benefits funding in excess of amounts expensed	(2,638)	(474)	(3,128)	(474)
Cash flows from operations before changes in non-cash working capital items	5,983	724	13,793	10,311
Changes in non-cash working capital items
Trade receivables	90	(5,682)	(7,454)	(596)
Other assets and receivables	364	4,265	507	5,464
Inventories	(2,206)	10,027	(9,402)	5,520
Parts and supplies	(346)	(177)	(573)	(447)
Prepaid expenses	(144)	2,941	320	3,088
Accounts payable and accrued liabilities	2,145	1,900	15,039	(3,044)
	(97)	13,274	(1,563)	9,985
Cash flows from operating activities	5,886	13,998	12,230	20,296
INVESTING ACTIVITIES
Property, plant and equipment	(3,471)	(7,974)	(8,937)	(14,011)
Proceeds on sale of property, plant and equipment	866	2,086	876	2,086
Other assets	(423)	(4,334)	150	(4,013)
Goodwill		(156)	(300)	(454)
Cash flows from investing activities	(3,028)	(10,378)	(8,211)	(16,392)
FINANCING ACTIVITIES
Net change in bank indebtedness	1,829	(5,000)	5,000	(5,000)
Repayment of long-term debt	(230)	(855)	(17,651)	(1,539)
Long-term debt	10		187
Issue of common shares		2		130
Cash flows from financing activities	1,609	(5,853)	(12,464)	(6,409)
Net increase (decrease) in cash position	4,467	(2,233)	(8,445)	(2,505)
Effect of currency translation adjustments	468	364	500	390
Cash and cash equivalents, beginning of period	4,419	9,888	17,299	10,134
Cash and cash equivalents, end of period	9,354	8,019	9,354	8,019

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at June 30, 2007 as well as its results of operations and its cash flows for the three and six months ended June 30, 2007 and 2006.

Certain amounts have been reclassified from prior year to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2006 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

NOTE 2.
Changes in Accounting Policies

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook:- Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530, requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders.

Section 3855, describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income. The Company has made the following classification:

• Cash and cash equivalents are classified as “Assets held for trading.” They are measured at fair value and the gains or losses resulting from their subsequent measurements at the end of each period are recognized in net earnings.

• Trade receivables and other receivables, excluding income and other taxes, are classified as “Loans and receivables.” They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method.

• Bank indebtedness and accounts payable and accrued liabilities are classified as “Other financial liabilities.” They are initially measured at fair value and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings.

• Long-term debt is classified as “Other financial liabilities”.  It is measured at amortized cost, which is the amount on initial recognition plus the accumulated amortization of the related debt issue expenses incurred at the time the long-term debt was issued.  The amount upon initial recognition corresponds to the notional amount of the long-term debt less the related debt issue expenses.  Previously, the long-term debt was measured at cost and the debt issue expenses were included in the Company’s consolidated balance sheet under the caption “Other assets” and were amortized on a straight-line basis over the term of the related long-term debt.

Section 3865, describes when and how hedge accounting may be applied. The adoption of hedge accounting is optional. It offers entities the possibility of applying different reporting options than those set out in Section 3855, to qualifying transactions that they elect to designate as hedges for accounting purposes. The Company elected to apply hedge accounting for its interest rate swap agreements. These derivatives are measured at fair value at the end of each period and the gains or losses resulting from subsequent measurements are recognized in other comprehensive income when the hedge relationship is deemed effective. Any ineffective portion is recognized in net earnings.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $1.1 million increase in accumulated other comprehensive income, a $1.8 million increase in derivative financial instruments reported within other assets, a $0.9 million decrease in future income tax assets, a $0.7 million decrease in long-term debt and a $0.4 million decrease in Deficit. The adoption of this new standard has no impact on the Company’s cash flows. For the six months ended June 30, 2007, the Company recognized an unrealized gain of $0.2 million net of $0.1 million in related income taxes recovery, under other comprehensive income representing the effective portion of the change in fair value of the interest rate swap agreements.

NOTE 3.
Accounting for Compensation Programs

As at June 30, 2007, the Company had a stock-based compensation plan, which is described in the Company’s 2006 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.  For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) per share as if the fair value based method of accounting had been applied. The stock options granted during the year ended December 31, 2002 were fully vested as at December 31, 2006. Accordingly, there is no further pro forma impact on net earnings (loss) for periods subsequent to December 31, 2006.

Accordingly, the Company’s net earnings (loss) and basic and diluted earnings (loss) per share for the three and six month periods ended June 30, 2006 would have been decreased (increased) to the pro forma amounts indicated in the following table:

In thousands of US dollars (Except per share amounts)
	Three months	Six months
Periods ended June 30,	2006	2006
	$	$
Net loss – as reported	(18,183)	(28,172)
Add: Stock-based employee compensation expense included in reported net loss (a)	2,116	2,641
Deduct: Total stock-based employee compensation expense determined under fair value based method	(2,191)	(2,863)
Pro forma net loss	(18,258)	(28,394)
Loss per share:
Basic – as reported	(0.44)	(0.69)
Basic – pro forma	(0.45)	(0.69)
Diluted – as reported	(0.44)	(0.69)
Diluted – pro forma	(0.45)	(0.69)

(a)

Includes $1.5 million for the three and six months ended June 30, 2006 included on the Consolidated Statement of Earnings in other charges.

NOTE 4.
Pension and Post-Retirement Benefit Plans

In thousands of US dollars
	Three months		Six months
Periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	622	880	1,103	1,462

NOTE 5.
Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars
	Three months	Six months

Periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Financial expenses
Interest on long-term debt	6,425	6,485	12,795	12,650
Interest on credit facilities	77	212	77	596
Other	(280)	54	(386)	372
Interest capitalized to property, plant & equipment	(150)	(355)	(300)	(505)
	5,892	6,396	12,186	13,113
Depreciation of property, plant and equipment	8,402	8,274	16,964	16,763
Amortization of other deferred charges	85	19	177	40
Amortization of debt issue expenses included in other financial expenses above	53	341	109	680
Amortization of debt issue expenses included in interest on long-term debt above	228		477
Foreign exchange gain	388	293	541	385

NOTE 6.
Manufacturing Facility Closures, Strategic Alternatives and Other Charges

In the first quarter of 2007, the Company recorded manufacturing facility closures, strategic alternatives and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006. During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting its strategic alternatives process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

During the second quarter of 2007, the Company incurred approximately $4.4 million in manufacturing facility closure, strategic alternatives and other charges, the majority of which related to the strategic alternatives process.

The Company incurred manufacturing facility closures costs associated with the closures of the Piedras Negras, Mexico and Brighton, Colorado facilities totaling $1.7 million and $19.2 million during the three months and six months ended June 30, 2006, respectively. The non-cash portions of these costs were $1.4 million and $17.5 million during the three months and six months ended June 30, 2006, respectively.  Approximately $0.9 million of the $1.7 million in facility closures costs recorded in the second quarter of 2006 was the estimated severance related to the employees of the Brighton facility. The balance of the manufacturing facility closures costs recorded in the second quarter of 2006 totaled approximately $0.8 million and was due to the Company receiving less value upon the liquidation of its Mexico manufacturing facility inventories than previously estimated.

Melbourne F. Yull, founder, CEO and Chairman of the Board of Directors of the Company retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded a charge of $9.4 million including approximately $5.5 million in cash consideration, $1.5 million in stock-based compensation expense and $2.4 million relating to the recognition of the balance of Mr. Yull’s pension.

On May 24, 2006 the Company announced that it had deferred a decision to sell a portion of its combined coated products operation and flexible intermediate bulk container business through an initial public offering using a Canadian income trust. Accordingly, the Company recorded a charge of $4.9 million representing the write-off of the estimated fees and expenses incurred in connection with the deferred sale. Such fees and expenses were previously recorded in other assets on the Company’s balance sheet and are as such considered to be non-cash charges.

During the three months ended June 30, 2006, the Company recorded restructuring and other charges as follows:

• Total expenses of $5.0 million were included in the second quarter restructuring and other charges relating to staffing reductions and the termination of the aircraft lease which was exited in October 2006.

• The Company implemented changes in the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and closed its repackaging facility in Gretna, Virginia.  The Company incurred approximately $1.8 million in the second quarter related to these activities.

• Included in the second quarter restructuring and other charges is $4.9 million related to the write-off of certain manufacturing equipment in connection with the retirement of redundant capacity primarily related to the production of carton sealing tape. The excess capacity resulted from improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy.

• In June and July 2006, the Company successfully sold two previously closed facilities in Edmunston, New Brunswick and Green Bay, Wisconsin.  The Company realized total net cash proceeds of approximately $2.5 million and recorded a loss of approximately $0.9 million which is included in the restructuring and other charges for the second quarter.

• The Company recorded $1.5 million in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004. The remediation was completed during the third quarter of 2006 and the Montreal manufacturing facility was sold to a third party in the fourth quarter of 2006.

• On June 30, 2006, the Company amended its credit facilities to accommodate most of the restructuring and one-time charges discussed above.  The fee paid to the Company’s lenders of approximately $0.4 million has been included in the other charges.

• The Company reassessed the recoverability of certain legal costs incurred in defense of a lawsuit alleging trademark infringement and concluded that not all of the costs remained recoverable.  Accordingly, the Company included the write-off of approximately $1.9 million in legal costs related to this ongoing litigation in the second quarter restructuring and other charges.

The following table summarizes the significant charges described above that are included in the Company’s consolidated statement of earnings for the six months ended June 30, 2007 under the caption “Manufacturing facility closures, strategic alternatives and other charges.”

In thousands of US dollars	Manufacturing Facility Closures
For the six months ended June 30, 2007	Severance and other labor related costs	Site restoration	Other	Restructuring	Other Charges	Total
	$	$	$	$	$	$
Balance as at January 1, 2007 included in accounts payable and accrued liabilities	1,499	2,394		3,162	335	7,390
Brighton, Colorado facility closure			(65)			(65)
Staffing reductions				1,327		1,327
Strategic alternatives process					5,522	5,522
			(65)	1,327	5,522	6,784
Cash payments	236	701	(65)	1,847	5,857	8,576
Balance as at June 30, 2007 included in accounts payable and accrued liabilities	1,263	1,693		2,642		5,598

NOTE 7.
Income Taxes

In thousands of US dollars
	Three months		Six months
Periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Current	463	295	637	511
Future – valuation allowance adjustment	6,300		6,300

Future - other	1,005	(9,555)	403	(15,470)

	7,768	(9,260)	7,340	(14,959)

The Company has recorded a $6.3 million increase in its income tax asset valuation allowance in the second quarter of 2007. The increase in the valuation allowance is based on the Company’s expectation that certain Canadian net operating losses scheduled to expire in 2008 will likely not be utilized. The Company’s expectations are based on continuing softness in some of the key markets served by the Company’s engineered coated products.

NOTE 8.
Capital Stock

During the six months ended June 30, 2007, there were no stock options exercised.

During the six months ended June 30, 2006, 27,866 shares with an aggregate exercise price of $130,305 were issued to employees who exercised stock options.

The Company’s shares outstanding as at June 30, 2007, December 31, 2006 and June 30, 2006 were 40,986,940, 40,986,940 and 40,985,440 respectively.

Weighted average number of common shares outstanding:

	Three months		Six months
For periods ended June 30,	2007	2006	2007	2006
CDN GAAP – Basic	40,986,940	40,985,440	40,986,940	40,975,035
CDN GAAP – Diluted	40,986,940	40,985,440	40,986,940	40,975,035
U.S. GAAP – Basic	40,986,940	40,985,440	40,986,940	40,975,035
U.S. GAAP – Diluted	40,986,940	40,985,440	40,986,940	40,975,035

The Company did not declare or pay dividends during the six months ended June 30, 2007 or the six months ended June 30, 2006.

Contributed Surplus

During the three months and six months ended June 30, 2007, the contributed surplus increased by $0.5 million and $1.0 million respectively, corresponding to the stock-based compensation expense for the periods.

NOTE 9.
Accumulated Other Comprehensive Income

(In thousands of US dollars)
	Three months		Six months
For periods ended June 30,	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	39,135	34,877	36,141	33,830
Cumulative impact of accounting changes relating to financial instruments (Note 2)			1,138	-
Adjusted balance, beginning of period	39,135	34,877	37,279	33,830
Other comprehensive income for the period	14,376	7,573	16,232	8,620

Balance, end of period	53,511	42,450	53,511	42,450

The 2006 balance corresponds to the reclassification of the accumulated currency translation adjustments to the accumulated other comprehensive income.

The components of other comprehensive income are as follows:

As at	June 30, 2007	December 31, 2006
	$	$
Accumulated currency translation adjustment	52,143	36,141
Fair value of interest rate swap agreements	1,368

Accumulated other comprehensive income	53,511	36,141

NOTE 10.
Subsequent Events

The Board, along with Management, have taken several steps to further strengthen the Company for the future. On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of the strategic alternatives process, which totaled approximately $6.2 million since October, 2006. The Company paid a fee to its lenders of approximately $2.3 million that will be amortized over the remaining term of the related credit facilities. The amendment results in a 150 basis point increase in the loan premium owed under both the Company’s Term Loan B and its Revolving Credit Facility. Additionally, the amendment reduces the Company’s maximum Revolving Credit Facility from $75.0 million to $60.0 million.

On August 9, 2007 the Company filed a final prospectus in both Canada and the United States in connection with a shareholder rights offering, which, if fully subscribed, will provide the Company with approximately $86.3 million in additional equity funding. The Company has firm commitments from several major shareholders and senior officers, including one former senior officer, that guarantee the rights offering will yield the Company gross proceeds of at least $62.6 million. The Company intends to use all of the proceeds from the rights offering to reduce its long-term debt. The rights offering is expected to be completed during September 2007.

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Form 52-109F2 – Certification of Interim Filings

I, Victor DiTommaso, Vice President Finance and Treasurer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

August 10, 2007

By:/s/ Victor DiTommaso

Victor DiTommaso
Vice President Finance and Treasurer

Form 52-109F2 – Certification of Interim Filings

I, Melbourne F. Yull, Executive Director of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

6.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2007;

7.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

8.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

9.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

August 10, 2007

By:/s/ Melbourne F. Yull

Melbourne F. Yull
Executive Director

Endnotes